Exhibit 99.5

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Bank of Nova Scotia (the Bank)

We, consent to the use of:

i)

our report of independent registered public accounting firm dated December 3, 2024 on the consolidated financial statements of the Bank, which comprise the consolidated statements of financial position as of October 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes; and

ii)	our report of independent registered public accounting firm dated December 3, 2024 on the effectiveness of the Bank’s internal control over financial reporting as of October 31, 2024.

each of which is included in this Annual Report on Form 40-F of the Bank for the fiscal year ended October 31, 2024.

We, also consent to the incorporation by reference of the such reports in the Registration Statement on Form S-8 (No. 333-177640) of the Bank.

We also consent to the incorporation by reference of such reports and to the reference to our firm under the heading “Experts” in the Registration Statement on Form F-3/A (No. 333-282565) of the Bank.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 3, 2024

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